Mail Stop 3561

January 27, 2009

Mr. Scott A. Francis
Vice-President, Chief Financial Officer
ADDVantage Technologies Group, Inc.
1221 East Houston
Broken Arrow, Oklahoma 74012

    Re: **ADDVantage Technologies Group, Inc.**
               Item 4.01 Form 8-K
               Filed January 8, 2009
               File No. 001-10799

Dear Mr. Francis:

      We have completed our review of your Form 8-K and have no further comments at this time.

                     Sincerely,

                     Ta Tanisha Meadows
                     Staff Accountant